# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Emerald Holding, Inc., CIK 0001579214
CUSIP: 29103W104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 100 Broadway, Fourth Floor, New York, New York (NY), 10004
Date of event which requires filing of this statement: 07/14/2026
Filed by CIK 0000937226
Persons authorized to receive notices and communications: Colin Sam, Onex Corporation, 161 Bay Street P.O. Box 700, Toronto, Ontario Canada (A6), M5J 2S1, 1-416-362-7711

## Reporting persons
- Onex Corporation (CIK 0000937226): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gerald W. Schwartz (CIK 0001275599): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Onex Partners GP Inc. (CIK 0001544360): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Onex Partners III GP LP (CIK 0001506665): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Onex Partners III LP (CIK 0001435855): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Onex Partners III PV LP (CIK 0001446974): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Onex Partners III Select LP (CIK 0001470880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Onex American Holdings GP LLC (CIK 0001544361): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- Onex US Principals LP (CIK 0001297369): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Onex Partners Holdings LLC (CIK 0001838066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- Onex OP V Holdings SARL (CIK 0002002606): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 1597257 Ontario Inc. (CIK 0001517831): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- New PCo II Investments Ltd. (CIK 0001593408): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- Onex Advisor Subco III LLC (CIK 0001695911): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- Onex Partners Canadian GP Inc. (CIK 0001817206): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Onex Partners V GP Limited (CIK 0001817315): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- OPV Gem Aggregator LP (CIK 0001817205): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Emerald Holding, Inc.
Address of issuer's principal executive offices: 100 Broadway, Fourth Floor, New York, New York (NY), 10004
Comment: This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 29, 2020 (such Schedule 13D, as amended to date, the "Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Emerald Holding, Inc., a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to add the following: Pursuant to and in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated May 9, 2026, entered into by Emerald Holding, Inc., a Delaware corporation (the "Company" or "Emerald"), Emma Buyer, LLC, a Delaware limited liability company ("Parent"), and Emma Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), on July 14, 2026, Merger Sub merged with and into Emerald, with Emerald surviving the merger and becoming a wholly-owned subsidiary of Parent (such merger, the "Transaction"). Parent and Merger Sub are newly formed holding companies owned by funds managed by affiliates of Apollo Global Management, Inc. ("Apollo").

Each share of common stock, par value $0.01 per share, of Emerald (each, a share of "Emerald Common Stock") issued and outstanding immediately prior to the effective time of the Transaction (the "Effective Time"), other than shares of Emerald Common Stock (i) held by Emerald as treasury stock or owned by Parent or Merger Sub (which were cancelled) or any wholly owned subsidiary of Emerald and Parent (other than Merger Sub), or (ii) as to which appraisal rights were properly exercised in accordance with Delaware law (and not validly withdrawn), was cancelled and converted into the right to receive $5.03 per share of Emerald Common Stock in cash (the "Merger Consideration"), without interest.

As a result of the Transaction the Reporting Persons no longer beneficially own any securities of the Issuer, nor do they have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the Transaction, the Reporting Person no longer beneficially own any securities of the Issuer, nor do they have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer, and the filing of this Amendment No.6 represents the final amendment to the Schedule 13D and constitutes an "exit" filing for each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 4 above, none of the Reporting Persons have engaged in any transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of July 14, 2026, the Reporting Persons ceased to beneficially own more than 5% of the shares of Common Stock.

## Signatures
- Onex Corporation: /s/ Colin Sam, Colin Sam, Managing Director (07/14/2026)
- Gerald W. Schwartz: /s/ Gerald W. Schwartz, Gerald W. Schwartz (07/14/2026)
- Onex Partners GP Inc.: /s/ David Copeland, David Copeland, Vice President (07/14/2026)
- Onex Partners III GP LP: /s/ David Copeland, David Copeland, Vice President, By: Onex Partners GP Inc., its General Partner (07/14/2026)
- Onex Partners III LP: /s/ David Copeland, David Copeland, Vice President, By: Onex Partners III GP LP, its General Partner, By: Onex Partners GP Inc., its General Partner (07/14/2026)
- Onex Partners III PV LP: /s/ David Copeland, David Copeland, Vice President, By: Onex Partners III GP LP, its General Partner, By: Onex Partners GP Inc., its General Partner (07/14/2026)
- Onex Partners III Select LP: /s/ David Copeland, David Copeland, Vice President, , By: Onex Partners III GP LP, its General Partner, By: Onex Partners GP Inc., its General Partner (07/14/2026)
- Onex American Holdings GP LLC: /s/ Amir Motamedi, Amir Motamedi, Director (07/14/2026)
- Onex US Principals LP: /s/ Amir Motamedi, Amir Motamedi, Director, By: Onex American Holdings GP LLC, its General Partner (07/14/2026)
- Onex Partners Holdings LLC: /s/ Amir Motamedi, Amir Motamedi, Director (07/14/2026)
- Onex OP V Holdings SARL: /s/ Amir Motamedi, Amir Motamedi, Type A Manager (07/14/2026)
- 1597257 Ontario Inc.: /s/ David Copeland, David Copeland, Managing Director - Tax (07/14/2026)
- New PCo II Investments Ltd.: /s/ Michelle Iskander, Michelle Iskander, Secretary (07/14/2026)
- Onex Advisor Subco III LLC: /s/ Joel Greenberg, Joel Greenberg, Director (07/14/2026)
- Onex Partners Canadian GP Inc.: /s/ David Copeland, David Copeland, Director (07/14/2026)
- Onex Partners V GP Limited: /s/ David Copeland, David Copeland, Director (07/14/2026)
- OPV Gem Aggregator LP: /s/ David Copeland, David Copeland, Director, By: Onex Partners V GP Limited, its General Partner (07/14/2026)